ZHONGPIN INC.
                                21 CHANGSHE ROAD
                          CHANGGE CITY, HENAN PROVINCE
                         THE PEOPLE'S REPUBLIC OF CHINA




                                                              September 22, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


               Re: ZHONGPIN INC. (FORMERLY KNOWN AS STRONG TECHNICAL, INC.) POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT
                             ON FORM SB-2 (REG. NO. 333-112111)
                        --------------------------------------------------------


Ladies and Gentlemen:

         In accordance with Rule 477 under the Securities Act of 1933, as amended, Zhongpin Inc. (formerly known as Strong Technical, Inc.), a Delaware corporation (the "Company"), hereby withdraws the above-referenced Post-Effective Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form SB-2 (Reg. No. 333-112111) (the "Registration Statement"), which was filed with the Commission on July 18, 2006. The Amendment was originally filed under the belief that there were shares registered under the Registration Statement that remained unsold. However, the Company has since been advised that all shares registered under the Registration Statement have been sold and, as a result, there are no shares left to withdraw.

                                 Very truly yours,

                                 /s/ Xianfu Zhu

                                 Xianfu Zhu
                                 Chief Executive Officer